SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on August 4 2015, with respect to the registrant’s results of operations for the first quarter of FY2016, ended June 30, 2015.

(1)	FY2016 First Quarter Financial Summary

(2)	Supplemental Material for Financial Results for FY2016 First Quarter (Consolidated)

(3)	Supplemental Material for Financial Results for FY2016 First Quarter (Unconsolidated)

II.	English translation of the Notice Concerning Matters Relating to the Repurchase of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on August 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yasushi Kyoda
	Name:	Yasushi Kyoda
	Title:	General Manager of
Accounting Division

Date: August 4, 2015